Exhibit 99.21

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.     Name and Address of Company

Sandspring Resources Ltd. (the “Company”)
8000 South Chester Street
Suite 375
Centennial, CO 80112

Item 2.     Dates of Material Change

September 27, 2010 and September 28, 2010

Item 3.     News Releases

On September 27 and September 28, 2010,  news releases in respect of the material change were disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4.     Summary of Material Change

On September 27, 2010 and September 28, 2010, the Company announced a bought deal private placement offering of 17,323,077 common shares at a price of $2.60 per common share for aggregate gross proceeds of $45,040,000.

Item 5.     Full Description of Material Change

On September 27, 2010, the Company announced that it had entered into an agreement with Jennings Capital Inc., GMP Securities L.P. and Mackie Research Capital Corporation as co-lead underwriters on behalf of a syndicate of underwriters (collectively, the “Underwriters”) to purchase, on a bought deal private placement basis, 15,400,000 common shares of the Company at a price of $2.60 per common share (the “Offering”) for aggregate gross proceeds of $40,040,000.

On September 28, 2010, the Company announced that due to strong investor demand, it had increased the size of the Offering by $5 million through the issuance of an additional 1,923,077 common shares at a price of $2.60 per common share, for a total of 17,323,077 common shares being issued for aggregate gross proceeds of $45,040,000.

The Company also granted the Underwriters an over-allotment option to purchase an additional 2,310,000 common shares at a price of $2.60 per common share, exercisable by the Underwriters at any time up to two days prior to closing for additional gross proceeds of up to $6,006,000. The Company intends to use the net proceeds of the Offering to fund exploration and development of the Company’s Toroparu deposit and for general corporate purposes.

The Offering is scheduled to close on or about October 14, 2010, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange. The securities to be issued under the Offering will be offered by  way  of  private placement exemptions in all the provinces of  Canada, offshore, including in the United Kingdom, pursuant to applicable exemptions and in the United States on a  private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

Item 6.     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.     Omitted  Information

Not applicable.

Item 8.     Executive Officer

Richard A. Munson, Chief Executive Officer, (303) 932-0384.

Item 9.     Date of Report

October 1, 2010.